UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Entasis Therapeutics Holdings Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

293614 103

(CUSIP Number)

Steve R. Bailey

Frazier Healthcare Partners

601 Union Street, Suite 3200

Seattle, WA 98101

Telephone: (206) 621-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293614 103

1.	Name of Reporting Persons. Frazier Life Sciences VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,049,953 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,049,953 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,049,953 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 1,049,953 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(2)	Based on 13,291,563 shares of Common Stock that were outstanding as of March 6, 2020 as set forth in the Issuer’s Form 10-K filed with the SEC on March 11, 2020.

CUSIP No. 293614 103

1.	Name of Reporting Persons. FHM Life Sciences VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,049,953 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,049,953 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,049,953 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 1,049,953 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(2)	Based on 13,291,563 shares of Common Stock that were outstanding as of March 6, 2020 as set forth in the Issuer’s Form 10-K filed with the SEC on March 11, 2020.

CUSIP No. 293614 103

1.	Name of Reporting Persons. FHM Life Sciences VIII, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,049,953 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,049,953 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,049,953 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 1,049,953 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(2)	Based on 13,291,563 shares of Common Stock that were outstanding as of March 6, 2020 as set forth in the Issuer’s Form 10-K filed with the SEC on March 11, 2020.

CUSIP No. 293614 103

1.	Name of Reporting Persons. James N. Topper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,049,953 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,049,953 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,049,953 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 1,049,953 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(2)	Based on 13,291,563 shares of Common Stock that were outstanding as of March 6, 2020 as set forth in the Issuer’s Form 10-K filed with the SEC on March 11, 2020.

CUSIP No. 293614 103

1.	Name of Reporting Persons. Patrick J. Heron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,049,953 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,049,953 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,049,953 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 1,049,953 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(2)	Based on 13,291,563 shares of Common Stock that were outstanding as of March 6, 2020 as set forth in the Issuer’s Form 10-K filed with the SEC on March 11, 2020.

Item 1.	Security and Issuer.

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends the statement on Schedule 13D filed on October 9, 2018 (the “Original Schedule 13D”), as amended by Amendment No. 1 as filed with the Securities and Exchange Commission on January 13, 2020 (“Amendment 1” and together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”) with respect to the Common Stock of Entasis Therapeutics Holdings Inc. (the “Issuer”), having its principal executive office at 35 Gatehouse Drive, Waltham, MA 02451. Except as otherwise specified in Amendment No. 2, all items in the Original Schedule 13D, as amended by Amendment 1, are unchanged. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and restated as follows:

Prior to the Issuer’s initial public offering (the “IPO”), FLS-VIII purchased from the Issuer in a series of private transactions, 7,000,000 shares of Series B Convertible Preferred Stock (“Series B Stock”), 5,212,833 shares of Series B-1 Tranche A Convertible Preferred Stock (“Tranche A Stock”) and 6,651,574 shares of Series B-1 Tranche B Convertible Preferred Stock (“Tranche B Stock” and together with the Series B Stock, Tranche A Stock, the “Preferred Stock”) for an aggregate purchase price of $14,000,000. At the time of the IPO, FLS-VIII purchased 375,887 shares of Common Stock of the Issuer at the IPO price of $15.00 per share. Immediately closing of the IPO, the shares of Series B Stock, Tranche A Stock and Tranche B Stock held by FLS-VIII automatically converted into shares of Common Stock of the Issuer on a 20.728-to-1 basis and an additional 63,974 shares of Common Stock were also issued to FLS-VIII as payment of the accrued dividends through September 27, 2018 on the Preferred Stock that was converted, resulting in FLS-VIII holding 1,349,953 shares of Common Stock at such time. On January 9, 2020, FLS-VIII sold 50,000 shares of Common Stock. On March 19, 2020, FLS-VIII sold 250,000 shares of Common Stock. FLS-VIII holds 1,049,953 shares of Common Stock of the Issuer as of the date of this filing (the “Frazier Shares”).

The working capital of FLS-VIII was the source of the funds for the purchase of the Frazier Shares. No part of the purchase price of the Frazier Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Frazier Shares.

It is also disclosed that Topper retired as a member of the Issuer’s board of directors effective as of June 19, 2019 when the Issuer held its 2019 Annual Meeting of Stockholders.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a)

FLS-VIII is the record owner of the Frazier Shares. As the sole general partner of FLS-VIII, FHM LS VIII, L.P. may be deemed to beneficially own the Frazier Shares. As the sole general partner of FHM LS VIII, L.P., FHM LS VIII LLC may be deemed to beneficially own the Frazier Shares. As individual members of FHM LS VIII LLC, each of the Topper and Heron may be deemed to beneficially own the Frazier Shares. Each Reporting Person disclaims beneficial ownership of all Frazier Shares other than those shares which such person owns of record.

The percentage of outstanding shares of Common Stock of the Issuer, which may be deemed to be beneficially owned by each Reporting Person, is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on the 13,291,563 shares of Common Stock outstanding on March 6, 2020 as set forth in the Issuer’s Form 10-K filed with the SEC on March 11, 2020.

(b)	Regarding the number of shares as to which such person has:

a.	Sole power to vote or to direct the vote: See line 7 of cover sheets.

b.	Shared power to vote or to direct the vote: See line 8 of cover sheets.

c.	Sole power to dispose or to direct the disposition: See line 9 of cover sheets.

d.	Shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)

Information with respect to transactions in the Securities which were effected within the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Person is set forth below.

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
3/19/2020	Sale	250,000	Common Stock	$3.0035*
*Representsthat average sale price.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Frazier Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2020	FRAZIER LIFE SCIENCES VIII, L.P.
By FHM Life Sciences VIII, L.P., its general partner
By FHM Life Sciences VIII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: March 23, 2020	FHM LIFE SCIENCES VIII, L.P.
By FHM Life Sciences VIII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: March 23, 2020	FHM LIFE SCIENCES VIII, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: March 23, 2020	By:	*
James Topper

Date: March 23, 2020	By:	*
Patrick J. Heron

Date: March 23, 2020	*By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017.